File No. 82-3827

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.810/008/2003

Finance Department
Tel. 0-2537-4512/4611

03003533

03 JAN 31 AM 7:21

SUPPL

January 20, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: **Five - Year Investment Plan (Year 2003 – 2007)**

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditures and Operating Expenditures for the Company and its subsidiaries over the five-year period of 2003 – 2007 will be approximately Baht 92,193 million. These Expenditures have been estimated to incorporate the latest work programs. Thirty-eight percent of the total Capital and Operating Expenditures will be utilized for the existing major projects, namely Bongkot, Pailin, Yadana, and Yetagun. Another forty percent will be utilized for the future developing projects, namely Arthit and JDA. The estimated five – year investment plan is detailed as follows:

Unit: Million Baht

	2003	2004	2005	2006	2007
Capital Expenditures	9,536	14,152	13,747	10,494	11,889
Operating Expenditures	6,289	5,817	6,226	7,107	6,936
	15,825	19,969	19,973	17,601	18,825

Plan for the year 2003
For 2003, Capital Expenditures will be used for the Major Projects, Project which will start production in the future, and New Projects acquired in 2002, and details are as follows:

1. Major Projects

1.1 Bongkot Project - Navamindra Petroleum Area
The expected natural gas sale is 537 million cubic feet per day (MMCFD). Bongkot Project expenditures are for drilling of 24 development wells, and the construction of 3 platforms. The plan includes expenditures for the installation of a newly built Permanent floating storage vessel.

-2- / 1.2 Pailin Project

1.2 Pailin Project
The expected natural gas sale is 314 MMCFD, with the drilling of 37 development wells and the construction of 1 platform.

1.3 Yadana Project
The expected natural gas sale is 638 MMCFD, with expenditures for studies on Sein gas field development, and the construction of a Medium Compression Platform, which has been rescheduled from 2005 to 2003.

1.4 Yetagun Project
The expected natural gas sale is 292 MMCFD in 2003, and will increase to 400 MMCFD in 2005. Expenditures will be for geological and geophysical studies, upgrading of Production Platform to accommodate higher sales, and the drilling of 3 development wells.

2. Project that will start production in the future

Arthit Project
The current plan for the Arthit Project is that gas production start-up will move forward from the latter part of 2006 to the first half, and the production rate will be increased from 150 MMCFD to 300 MMCFD. The Capital Expenditure plan for 2003 consists of evaluation of geological and geophysical information to confirm petroleum reserves, location studies for appraisal and development wellhead platforms for drilling in 2004, basic and detailed engineering designs, and fabrication expenditures for a gas production platform. The gas sales agreement is expected to be concluded within the first half of 2003.

3. New Projects acquired in 2002

3.1 Block 9-2 and Block 16-1 Projects
Both projects are in the exploration stage, and for 2003, 2 appraisal wells will be drilled in Block 9-2 and 4 appraisal wells in Block 16-1 in order to prove the oil reserves and for future development of the field. The 5-year investment plan does not include expenditures for the development and production phases.

3.2 Block 44 Project
Geological studies will be conducted for this exploration block, with additional 2D seismic survey and the preparation for future drilling of exploration wells in 2004.

For 2003, PTTEP plans to increase its petroleum sales to the average of about 107,800 barrels of oil equivalent per day (this excludes petroleum sales from MEDCO).

Yours sincerely

Chitrapongse Kwangsukstith
President